Exhibit 99.3

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Bertille ARON
Tel 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre

www.total.com
Phase 1 of Moho-Bilondo Project Launched in Republic of the Congo
Paris — August 30, 2005 — Total (operator, 53.5%) has received the green light by the Congolese authorities to begin developing the Moho-Bilondo project, located around 80 kilometers offshore in water depths ranging from 600 to 900 meters.
Phase 1 of the Moho-Bilondo development comprises 12 subsea wells-seven producers and five water injectors-tied into a Floating Production Unit (FPU) housing the processing facilities. Expected to peak at 90,000 b/d, production will be exported to the Djéno terminal, which already handles nearly all of the country’s crude oil output. The development is scheduled to come on stream in 2008.
Total E&P Congo’s (53.5%) partners in the Moho-Bilondo permit are Chevron Congo Overseas Ltd. (31.5%) and the Société Nationale des Pétroles du Congo (15%). The percentages indicated take into account the recent acquisition by Total E&P Congo of a 2.5% interest in the Haute-Mer permit that had been previously held by Energy Africa (subsidiary of Tullow Oil).
Total is the country’s biggest foreign investor and leading oil producer, operating around 57% of output.
In 2004, Total produced 813,000 barrels of oil equivalent per day in Africa, its primary hydrocarbon production. The Congo accounted for 91,000 barrels.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com